SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-12188

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

1 Marriott Drive

Washington, D.C. 20058

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

Financial statements

•	Independent Auditors’ Report
•	Statements of Net Assets Available for Benefits as of December 31, 2002 and December 28, 2001
•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and December 28, 2001

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

Exhibits

•	Exhibit 23.1—Consent of Independent Auditors
•	Exhibit 99.1—Certification in accordance with Section 906 of the Sarbanes-Oxley Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

Dated:	June 20, 2003	By:	/s/ KARL FREDERICKS
Karl Fredericks
Plan Administrator

As filed with the Securities and Exchange Commission on June 23, 2003

Commission File No. 1-12188

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FINANCIAL STATEMENTS AND EXHIBITS

TO

FORM 11-K

ANNUAL REPORT

Under

The Securities Exchange Act of 1934

MARRIOTT INTERNATIONAL, INC.

EMPLOYEES’ PROFIT SHARING, RETIREMENT AND

SAVINGS PLAN AND TRUST

MARRIOTT INTERNATIONAL, INC.

1 Marriott Drive

Washington, D.C. 20058

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

MARRIOTT INTERNATIONAL, INC.

EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Exhibit Number	Exhibit	Sequentially Numbered Page
	Financial statements
	• Independent Auditors’ Report	6
	• Statements of Net Assets Available for Benefits as of December 31, 2002 and December 28, 2001	7
	• Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and December 28, 2001	8
	• Notes to Financial Statements	9
	Exhibits
Exhibit 23.1	• Consent of Independent Auditors	17
Exhibit 99.1	• Certification in accordance with Section 906 of the Sarbanes-Oxley Act	18

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS

PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2002 and December 28, 2001

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Profit Sharing Committee and Participants

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

    Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan) as of December 31, 2002 and December 28, 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust as of December 31, 2002 and December 28, 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the plan year ended December 31, 2002, of Assets Held at End of Year (schedule I), and Investment Assets Both Acquired and Disposed of Within the Plan Year (schedule II), and Reportable Transactions (schedules III and IV) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

June 2, 2003

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2002 and December 28, 2001

	2002	2001
Asset:
Investments directed by participants:
Investments, at fair value	$1,120,880,000	1,288,285,560
Investments, at contract value	434,909,034	404,768,221
Investments not directed by participants:
Marriott International, Inc. ESOP convertible preferred stock, at estimated fair value	—	263,005,476

Total investments	1,555,789,034	1,956,059,257

Receivables:
Due from Marriott International, Inc. for:
Company contribution	60,267,398	59,025,043
Receivables from sale of investments	1,518,952	1,977,479
Accrued interest and dividends	2,628,609	2,533,478
Other	102,545	211,985

Total receivables	64,517,504	63,747,985

Total assets	1,620,306,538	2,019,807,242

Liabilities:
Accounts payable on investments purchased	4,761,356	6,076,662
Accrued interest payable on ESOP note	—	1,012,406
Custodian and advisor fees payable	754,276	980,522
Excess contributions due to participants	—	2,710
Other	569,517	389,437
ESOP note	—	291,247,597

Total liabilities	6,085,149	299,709,334

Net assets available for benefits	$1,614,221,389	1,720,097,908

See accompanying notes to financial statements.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and December 28, 2001

	2002	2001
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(191,207,821)	(96,596,741)
Interest	13,515,831	36,989,077
Dividends	33,415,705	27,510,044
Gain on forgiveness of ESOP note interest	4,844,764	21,977,356
Less investment expense	(2,539,056)	(2,285,549)

	(141,970,577)	(12,405,813)
Contributions:
Participants	103,561,322	97,129,238
Company	60,817,227	59,596,909
Transfers from other plans	5,943,112	6,394,846
Other	137,087	171,845

Total additions	28,488,171	150,887,025

Deductions from net assets attributed to:
Benefits paid to participants	126,438,621	119,305,691
Administrative expenses	3,073,200	2,822,287
Interest expense on ESOP note	4,802,515	36,094,702
Transfers to other plans	50,354	7,416,644

Total deductions	134,364,690	165,639,324

Net decrease	(105,876,519)	(14,752,299)
Net assets available for benefits, beginning of year	1,720,097,908	1,734,850,207

Net assets available for benefits, end of year	$1,614,221,389	1,720,097,908

See accompanying notes to financial statements.

(1)	Description of Plan

The following description of the Marriott International, Inc. (the Company) Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

During 1999, the Plan was amended to allow for a leveraged employee stock ownership plan feature (ESOP) to fund certain employer contributions to the Plan. During the second quarter of 2000, the ESOP, at the direction of an independent fiduciary, borrowed $1 billion dollars from the Company to acquire 100,000 shares of special-purpose Marriott International, Inc. ESOP Convertible Preferred Stock (ESOP Convertible Preferred Stock). The ESOP Convertible Preferred Stock had a stated value and a liquidation preference of $10,000 per share, paid a quarterly dividend of 1% of the stated value, and was convertible into the Company’s Class A Common Stock at any time based on the amount of contributions the Company had made to the ESOP and the market price of the Company’s Class A Common Stock on the conversion date, subject to certain caps and a floor price. The shares of ESOP Convertible Preferred Stock were pledged as collateral for the repayment of the ESOP’s note, and those shares were released from the pledge as principal on the note was repaid. Shares of ESOP Convertible Preferred Stock released from the pledge were either converted to the Company’s Class A Common Stock or were redeemed for cash based on the value of the Class A Common Stock into which those shares could be converted for allocation to participants’ accounts. Principal and interest on the ESOP’s note were forgiven periodically to release shares of ESOP Convertible Preferred Stock with a value sufficient to fund certain employer contributions to the Plan. The last of the shares of ESOP Convertible Preferred Stock were released to fund contributions as of July 18, 2002, at which time the remainder of the principal and interest due on the ESOP’s note was forgiven. As of December 31, 2002, there were no outstanding shares of ESOP Convertible Preferred Stock.

Effective December 16, 2002, the Forum Group, Inc. 401(k) Savings Plan, a qualified profit sharing plan sponsored by a subsidiary of the Company, was merged with and into the Plan (the Merger), and assets under that plan were transferred to the Plan’s trust. In connection with the Merger, $2,288,292 of net assets were transferred to the Plan and used to purchase investment funds offered by the Plan. These transferred net assets are included in the Plan’s Statement of Changes in Net Assets Available for Benefits for the period from the Merger through December 31, 2002.

(a)	General

The Plan is a defined contribution plan covering certain employees of the Company who are at least 21 years of age and have completed at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For the Plan year ended December 28, 2001, the plan year was the same as the fiscal year of the Company. Effective for the Plan year beginning December 29, 2001, the Plan year end was changed to a calendar year end, resulting in a December 31, 2002 year end. Future Plan years will be the same as the calendar year.

(b)	Contributions

Beginning on December 29, 2001, each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of compensation. Prior to December 29, 2001 the maximum percentage that a participant could contribute was 15% of compensation. The Company’s contribution to the Plan is based on a fixed match of 100% on the first 3% of annual contributions, and 50% on the next 3% of annual contributions. In general, Company contributions are allocated among active participants’ accounts after the close of the Plan year, in proportion to each participant’s basic savings during the year. Basic savings represent up to the first 6% of a participant’s annual compensation. Contributions are subject to certain limitations.

Additional Company contributions of a fixed dollar amount per workweek are made on behalf of certain associate groups at specified locations. These contributions are limited to non-highly compensated associates who are otherwise eligible to participate in the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants’ nonvested accounts are to be used to pay administrative expenses. Allocations of the Company’s contribution are based on participant contributions, as defined above. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately 100% vested in Company contributions attributable to the 2001 Plan year and thereafter and earnings thereon. Vesting in the Company contributions prior to 2001 and earnings thereon is based on years of service, with participants becoming fully vested, regardless of years of service, upon divestiture of unit (place of work), death, termination of employment due to permanent disability, or attainment of age 55 for salaried participants or age 45 for most hourly participants.

(e)	Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from one to four years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Interest rates range from 5.75% to 10.50%. Principal and interest are paid ratably through weekly or biweekly after-tax payroll deductions. Participants are limited to one outstanding loan. As of December 31, 2002 and December 28, 2001, participant notes receivable totaled $40,907,718 and $37,109,761, respectively, and are recorded in investments, at fair value or contract value on the Statement of Net Assets Available for Benefits.

(f)	Payment of Benefits

For distributions which began before July 31, 2001, on termination of service, a participant with a vested account balance greater than $5,000 could elect to receive either a lump-sum amount or installment payments equal to the value of the participant’s vested interest in his or her account, or have the Plan purchase an annuity contract from a commercial insurance company for payment for a term certain or life. For distributions which begin on or after July 31, 2001, the Plan no longer provides for the purchase of an annuity contract. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(g)	Forfeited Accounts

On termination of service, the unvested portion of a participant’s Company contribution account is forfeited after five consecutive one-year breaks in service or, if earlier, when he takes a distribution of his entire account balance. Forfeitures are used to pay Plan expenses. As of December 31, 2002 and December 28, 2001, a forfeiture credit balances of $349,050 and $78,756, respectively, was available to pay plan expenses.

(h)	Administration

The Company serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) a five-member Profit Sharing Committee, all of whom are corporate officers of the Company, (ii) two trustees, both of whom are corporate officers of the Company, and (iii) a plan administrator, who is an employee of the Company. The trustees and their investment advisors and investment managers appointed by the Profit Sharing Committee are responsible for investment of the Plan assets.

(i)	Administrative and Investment Expenses

To the extent not paid by the Company or from forfeitures, certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(c)	Investments Valuation and Income Recognition

The investments directed by participants as of December 31, 2002 and December 28, 2001, are stated at fair value except for the Plan’s investments in Guaranteed Investment Contracts (GICs) with fully benefit responsive features, which are valued at contract value. Shares of mutual and collective investment funds are valued at estimated market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

The investment in the ESOP Convertible Preferred Stock is recorded at the value reported to the Plan by the investment manager. This value is a good faith estimate based on the value of Marriott International, Inc. Class A Common Stock that the Plan could have acquired after exercising certain exchange and conversion rights of the ESOP Convertible Preferred Stock.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on an average cost method. Investment earnings are allocated to accounts of Plan participants on a daily basis.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents investments shown on the Statement of Net Assets Available for Benefits that represent 5% or more of the Plan’s net assets as of December 31, 2002 and December 28, 2001.

	2002
	Fair value	Percentage of net assets
Marriott International, Inc. common stock	$235,728,257	14.60%

	2001
	Fair value	Percentage of net assets
Marriott International, Inc. common stock	$290,831,408	16.94%
Marriott International, Inc. ESOP convertible preferred stock	263,005,476	15.29%

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(191,207,821) and (96,596,741), respectively, as follows:

	2002	2001
Mutual and collective investment funds	$(100,871,697)	(36,013,365)
Other common stock	(64,934,803)	(28,892,027)
Preferred stock	(367,278)	(92,202)
Corporate bonds, notes and other obligations	4,183,888	2,439,930
Government Obligations	4,118,329	967,415
Marriott International, Inc. common stock	(61,578,381)	(10,267,312)
Marriott International, Inc. ESOP convertible preferred stock	28,242,121	(24,739,180)

	$(191,207,821)	(96,596,741)

The ESOP Preferred Stock accrues a cumulative cash dividend equal to $100 per share outstanding at each quarter end. For the years ended December 31, 2002 and December 28, 2001, the Plan recorded dividend income of $970,157 and $15,609,934, respectively. In accordance with the stock purchase agreement, the dividends earned on the ESOP Preferred Stock were used to pay principal and the interest accrued on the ESOP Note.

(4)	Investments Not Directed by Participants

Information about the net assets available for benefits relating to investments not directed by participants, as of December 31, 2002 and December 28, 2001, are presented in the following tables:

	2002	2001
Assets:
Investment in Marriott International, Inc. ESOP convertibile preferred stock, at estimated fair value	$—	$263,005,476

Total investment	—	263,005,476

Liabilities:
ESOP note	—	291,247,597
Accrued interest payable on ESOP note	—	1,012,406

Total liabilities	—	292,260,003

Net assets available for benefits	$—	$(29,254,527)

Marriott International, Inc.ESOP convertible preferred stock:
Number of shares	—	29,124.7597
Cost	$—	$291,247,597
Estimated fair value	—	263,005,476

Information about the significant components of the changes in net assets relating to investments not directed by participants was as follows for the years ended December 31, 2002 and December 28, 2001

	2002	2001
Net appreciation/(depreciation)	$28,242,121	$(24,739,180)
Dividend income	970,157	15,609,934
ESOP note interest expense	(4,802,515)	(36,094,702)
Gain on forgiveness of ESOP note interest expense	4,844,764	21,977,356

Increase/decrease in net assets	29,254,527	(23,246,592)
Net assets:
Beginning of year	(29,254,527)	(6,007,935)

End of year	$—	$(29,254,527)

(5)	Related-Party Transactions

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan held 7,171,532 and 7,067,592 shares of common stock of the Company as of December 31, 2002 and December 28, 2001, respectively. Dividends on Marriott International, Inc. common stock approximated $1,518,889 and $1,852,934 for the years ended December 31, 2002 and December 28, 2001, respectively. In addition, as described in note 1, in June 2000, the Plan purchased ESOP Convertible Preferred Stock from Marriott International, Inc. in exchange for a note (as described in note 7). As of December 31, 2002 and December 28, 2001, the Plan held zero and 29,124.7597 shares of the ESOP Convertible Preferred Stock, respectively. For the years ended December 31, 2002 and December 28, 2001, dividends earned on the ESOP Convertible Preferred Stock were $970,157 and $15,609,934, respectively.

Certain investments are purchased from the Custodian and certain investments are managed by the Plan recordkeeper (T. Rowe Price). Fees paid by the Plan for the investment management services amounted to approximately $268,000 and $225,000 for Bankers Trust Company and $927,000 and $676,000 for T. Rowe Price for the years ended December 31, 2002 and December 28, 2001, respectively.

(6)	Guaranteed Investment Contracts

The Plan is invested in certain investment contracts with insurance companies. The custodians of these investment contracts are T. Rowe Price and PRIMCO. The investment contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The contracts are carried at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the investment contracts at December 31, 2002 and December 28, 2001 was $455,133,307 and $440,278,674, respectively. The average yield was approximately 5.81% and 5.73% for the years ended December 31, 2002 and December 28, 2001, respectively.

The fair values for these GICs have been estimated based on a discounted cash flow analysis. The estimated fair value is calculated based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation is necessary, as GICs are not actively traded investments for which a daily fair value is readily available.

The issuers of the GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Plan’s ultimate realization of amounts invested in GICs is dependent on the continued financial stability of the issuers of the GICs.

(7)	ESOP Note

As discussed in note 1, the Plan was amended to include an ESOP to fund certain employer contributions to the Plan. On June 13, 2000, the Plan purchased $1.0 billion of ESOP Convertible Preferred Stock with the proceeds of a loan from the Company. The ESOP issued a note (the ESOP Note) in connection with the purchase of the ESOP Convertible Preferred Stock, which matures on June 13, 2010. Principal payments of $25 million are scheduled on September 13, December 13, March 13, and June 13 of each year with all remaining amounts due at maturity. The last of the shares of ESOP Convertible Preferred Stock were released to fund contributions as of July 18, 2002, at which time the remainder of the principal and interest due on the ESOP’s note was forgiven. As of December 31, 2002, there were no outstanding shares of ESOP Convertible Preferred Stock. The interest rate on the ESOP Note was 8.33% per annum and was due on the same dates as the principal payments. There was no penalty for prepayment of this note. Repayment of the ESOP Note principal and interest was made from: (i) collateral given for the loan (ESOP Convertible Preferred Stock), (ii) employer contributions made to the Plan to repay such loan, and (iii) earnings attributable to the ESOP Convertible Preferred Stock.

For the years ended December 31, 2002 and December 28, 2001, the Plan recorded interest expense of $4,802,515 and $36,094,702 on the ESOP Note, respectively.

During the year ended December 31, 2002, the Company caused $291,247,597 of principal and $4,844,764 of interest payable on the ESOP Note to be forgiven. For the years ended December 31, 2002 and December 28, 2001, $970,157 and $15,609,934, respectively, in dividends on the ESOP Convertible Preferred Stock were used to repay the principal and interest on the ESOP Note.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 30, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31, 2002	December 28, 2001
Net assets available for benefits as reported in financial statements	$1,614,221,389	1,720,097,908
Less distributions payable to terminated employees	558,597	62,590

Net assets available for benefits as reported in Form 5500	$1,613,662,792	1,720,035,318

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:

	Year ended December 31, 2002	Year ended December 31, 2001
Benefits paid to participants as reported in the financial statements	$126,438,621	119,305,691
Add amounts allocated to withdrawing participants at year-end	558,597	62,590
Less amounts allocated to withdrawing participants at prior year-end	(62,590)	(223,721)

Benefits paid to participants as reported in the Form 5500	$126,934,628	119,144,560

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

Schedule I

MARRIOTT INTERNATIONAL, INC. EMPLOYEES PROFIT SHARING,

RETIREMENT AND SAVINGS PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, or similar party	Description of Investment	Cost	Current Value

Deustche Bank Trust Company—Investment Totals*	See detail at Schedule I-a	$1,160,657,197	1,077,341,570

Guaranteed Investment Contracts—T. Rowe Price*	See detail at Schedule I-b	208,412,026	220,625,990

Guaranteed Investment Contracts—PRIMCO	See detail at Schedule I-c	226,497,009	234,507,317

T. Rowe Price*	Interest bearing cash	2,630,711	2,630,711

		1,598,196,943	1,535,105,588
Loans to participants*	Participant loans with interest rates ranging from 5.75% to 10.50%	—	40,907,718

		$1,598,196,943	1,576,013,306

*Party-in-interest

See accompanying independent auditors’ report.